As filed with the Securities and Exchange Commission on April 9, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

(Name of Subject Company (Issuer))

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

30291B 100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Global Credit Opportunities Fund—A

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$8,975,408.75	$1,042.94*

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,042.94

Form or Registration No.: Schedule TO

Filing Party: FS Global Credit Opportunities Fund—A

Date Filed: February 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on February 19, 2015 by FS Global Credit Opportunities Fund—A, a Delaware statutory trust (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) 1,025,761 of the Company’s issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (which number represents 5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2014), and (ii) the number of Shares the Company can repurchase with the aggregate proceeds it has received from the beginning of the 2015 calendar year through, but not including, such date of repurchase from the sale of Shares under its distribution reinvestment plan (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during the 2015 calendar year), plus the aggregate proceeds it receives from the sale of Shares at the two weekly closings that occur immediately prior to the date of repurchase. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 18, 2015, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 5:00 P.M., Central Time, on March 26, 2015, and a total of 37,381.164 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 37,381.164 Shares validly tendered and not withdrawn at a price equal to $8.8823 per Share (an amount equal to the net asset value per Share as of April 1, 2015) for an aggregate purchase price of approximately $332,031.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2015

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

By:	/s/ STEPHEN S. SYPHERD
Name:	Stephen S. Sypherd
Title:	Vice President, Treasurer and Secretary

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